

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2015

Via E-mail
Anne Lee Benedict, Esq.
Chief Legal Officer
Summit Materials, Inc.
1550 Wynkoop Street, 3rd Floor
Denver, Colorado 80202

      Re: **Summit Materials, Inc.**
             Amendment No. 2 to Registration Statement on Form S-1
             Filed July 31, 2015
             File No. 333-205561

Dear Ms. Benedict:

We have reviewed your amended registration statement and have the following comments.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 54

1. We note the disclosures you provided in response to comment 7 in our letter dated July 29, 2015. Please further expand these disclosures to provide an understanding of what the estimated revenues and cost of revenues represent. In this regard, there are no minimum purchase requirements under the supply agreement you entered into with Lafarge in connection with the Davenport acquisition. We also note your analysis to comment 10 regarding variances in capacity and demand from period to period.

2. We note that you are reducing non-controlling interest by $336.8 million. Please help us understand why the adjustment does not represent the carrying value of the LP units acquired and why there is not a corresponding reduction to the Class B common stock par value. Specifically, it is unclear why the payment of $336.8 million to purchase 13.75 million LP Units from certain holders would result in the remaining holders having a deficit balance in the net assets of Summit Holdings. To help us better understand your accounting for the acquisition of the LP Units from the proceeds of this offering, please provide us with a detailed description of how you are accounting for this transaction within your balance sheet. Finally, please revise footnote (r) to provide an explanation for your accounting of this transaction.

3. Please provide a footnote that sums the components of the total adjustment to APIC.

You may contact Tracey Houser, Staff Accountant at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Pamela Long, Assistant Director at (202) 551-3765 with any other questions.

Sincerely,

/s/ John Cash, *for*

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
        Edgar J. Lewandowski, Esq.
        Simpson Thacher & Bartlett LLP